Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made the 30 day of July 2008, by and among NESS Czech s.r.o., a Czech limited liability company with its registered seat at Praha 4, V Parku 2335/20, PSČ 14800, ID No. 45786259, registered at the Company Register maintained with the Municipal Court in Prague, Section C, Insert No. 17113  (the “Purchaser”), and Mr. Pavel Šťovíček, birth No. 730722/0514, residing at Praha 4, Kunratice, Velké Kunratice 1406/26 (the "Seller 1"); Mr. Michal Hanus, birth No. 710722/0197, residing at Praha 9, Újezd nad Lesy, Ochozská 2177 (the "Seller 2"); Mr. Pavel Endrle, birth No. 710521/0508, residing at Praha 10, Vršovice, Bělocerkevská 633/8 (the "Seller 3"); and Mr. David Dvořák, birth No. 710317/0217, residing at Praha 4, Nusle, V Zálomu 1271/11 (the "Seller 4"), all being the shareholders of Logos a.s., a Czech joint stock company with its registered office at Vyskočilova 1481/4, 140 00 Praha 4, ID No. 489 53 121, registered at the Company Register maintained with the  Municipal Court in Prague, Section B, Insert 9446 (the “Company”) as set forth on Exhibit A hereto (each a “Seller” and, collectively, the “Sellers”) and Ness Technologies BV, a Netherlands limited liability company with its registered seat at Amalialaan 126E, 3743KJ Baarn (the "Parent") (the Purchaser, the Sellers and the Parent, collectively, the "Parties").

WHEREAS, the Sellers own all of the issued and outstanding Shares (as specified below) of stock, par value 1000 CZK per share as nominal value (the “Stock”), of the Company as set forth in Exhibit A hereto; and

WHEREAS, the Purchaser desires to purchase and the Sellers desire to sell their respective Shares in a transaction under the relevant sections, in particular Section 13, of Act No. 591/1992 Coll., Securities Act, as amended (the “Securities Act”) in connection with the relevant sections of Act No. 513/1991 Coll., Commercial Code, as amended (the "Commercial Code"), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Parent desires to merge the activities of the Purchaser and the Company;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, the Parties hereto intending to be legally bound, hereby agree as follows:

1.	Purchase and Sale of Shares.

1.1.
Sale of Shares. On the terms and subject to the conditions of this Agreement, on the date of closing of the transactions contemplated by this Agreement (the “Closing Date”), the Purchaser shall purchase the Shares from the Sellers, and the Sellers shall sell their respective Shares to the Purchaser for the Purchase Price (as hereinafter defined) and as set forth in Exhibit A hereto. The Sellers are hereby obliged to deliver the Shares to the Purchaser and transfer the ownership of the Shares to the Purchaser and Purchaser is hereby obliged to pay the agreed price for the Shares to the Sellers. The Shares shall be conveyed free and clear of all liens, claims, security interests, encumbrances charges, equities or restrictions of any kind save for as provided for in the relevant laws and the Articles (as hereinafter defined). On the Closing Date, the Sellers shall deliver to the Purchaser certificates representing all of the Shares, duly endorsed for transfer.

1.2.
Purchase Price. The purchase price for the Shares (the “Purchase Price”) is CZK 1,030,700,000 (in words: one billion thirty million seven hundred thousand Czech Crowns) corresponding to the sum of CZK 85,891.66 per Share and consisting of the Initial Purchase Price, Additional Purchase Price and Deferred Purchase Price (as defined herein). The Purchase Price shall be allocated among the Sellers and through the Sellers also to Corum Group International S.à.r.l., Luxembourg, Zwegniederlassung Zürich, Reg.No. CH-550.1.018.980-4 ("Corum") as provided on Exhibit A hereto.

1.3.
Delivery of Purchase Price. The Purchaser shall pay the Purchase Price to the accounts as set forth on Exhibit A in the manner and time period set forth herein. The Purchaser shall pay the Purchase Price without any deduction or withholding; this is without prejudice to any other provision of this Agreement or to any mandatory legal requirement that requires withholding from the Seller's side.

1.4.
Additional Payments.  If the Company (including also the Purchaser, or vice versa, as the case may be) achieve the applicable goals set forth in Exhibit B, the Purchaser will pay to the Sellers the additional amounts (the "Deferred Purchase Price"), and in the manner, as set forth in this Agreement, and in particular in Exhibit B.

1.5.
Closing. The purchase and sale of the Shares and settlement of the Purchase Price and performance of other obligations described in this Section (the "Closing") shall take place at 10:00 a.m. on (i) 1 October 2008, provided that all the conditions precedent under Section 5.1 are satisfied or, where permitted, waived on 29 September 2008; or (ii) on the fifth (5th) Business Day after the date on which all the conditions precedent under Section 5.1 are satisfied or, where permitted, waived (whichever of (i) or (ii) occurs later), at the offices of the Bank, or at such other time and place and such other manner as shall be mutually agreed upon between the Purchaser and the Sellers.

All the following actions will happen simultaneously at Closing:

1.5.1.	the Sellers shall deliver to the Purchaser certificates representing the Shares, duly endorsed, with signatures, for transfer to the Purchaser;

1.5.2.
the Sellers shall deliver to the Purchaser a draft balance sheet of the Company prepared as of the Closing Date ("Draft Balance Sheet") implying that the Net Current Assets amounts to CZK 125,000,000 at least;

1.5.3.
the Purchaser will deliver to the Bank a wire transfer the sum of CZK 427,400,000 (in words: four hundred and twenty seven million and four hundred thousand Czech Crowns) (the "Initial Purchase Price") (reduced in accordance with Section 1.6 below (if applicable)) to accounts designated by the Sellers as set forth on Exhibit A and provided that such accounts are held with the Bank, the Purchaser shall ensure that the Bank provides the Sellers with confirmation of the Initial Purchase Price having been credited to their respective accounts;

1.5.4.	the Escrow Agent confirms to the Sellers that the amount of Indemnity Holdback Amount was paid to the Escrow Account in accordance with the Escrow Agreement; and

1.5.5.	the Sellers shall deliver to the Purchaser originals or certified copies of the documents as specified in Exhibit E.

1.6.
If the amount of the Net Current Assets set out in the Draft Balance Sheet is lower than CZK 125,000,000 then the Initial Purchase Price will be reduced by an amount by which such Net Current Assets' amount is lower than CZK 125,000,000 (the "Difference"). In case the Closing occurs after October 1, 2008, any profits derived after this date will be added to the Net Current Assets in Draft Balance Sheet. In such case, if the amount of Net Current Assets set out in the Draft Balance Sheet is lower than CZK 125,000,000 plus profits derived after October 1, 2008 then the Initial Purchase Price will be reduced by an amount by which such Net Current Assets' amount is lower than CZK 125,000,000 plus profits derived after October 1, 2008 (also referred to as the “Difference” if appropriate).

1.7.
Should it become impossible to use the Escrow Agent for the settlement of the Holdback in accordance with this Agreement and the Escrow Agreement, the Parties shall agree in good faith on the replacement of the Escrow Agent by another appropriate person, or (if such replacement by another appropriate person is not possible) on an alternative mechanism of settlement of the Holdback. Even in such case, the procedure of settlement of the Holdback shall be based, to the maximum extent possible, on the rules set forth herein and in the Escrow Agreement.

1.8.
Holdback; Escrow Agreement. A portion of the Purchase Price equal to 75,400,000 CZK (in words: seventy five million and four hundred thousand Czech Crowns) (the “Indemnity Holdback Amount”) (the “Holdback”) shall be paid by the Purchaser on or before Closing in accordance with the Escrow Agreement to the Escrow Account and thereafter shall be paid to Purchaser or Sellers, as the case may be, in accordance with the following terms and conditions and in accordance with the terms of the Escrow Agreement:

1.8.1.
If after Closing, the Purchaser is entitled to indemnification under this Agreement with respect to an Indemnity Claim (as hereinafter defined) against Sellers and gives an Indemnity Claim Notice, as prescribed in Section 8.3, prior to or on six (6) month anniversary of the Closing Date (the “Anniversary Date”) Purchaser shall be entitled to a disbursement from  the Indemnity Holdback Amount in the amount of such claim, provided that if Sellers dispute any Indemnity Claim asserted by  Purchaser, any disbursement from the Indemnity Holdback Amount to Purchaser in respect of such Indemnity Claim shall be conditioned upon resolution of such dispute by written agreement among Purchaser and Sellers or, in the absence of such agreement, by resolution in accordance with Section 10.3. Payment made out of the Indemnity Holdback Amount in favor of the Purchaser shall be made together with interests accrued on the amount being disbursed less any applicable fees.

1.8.2.
At any time after the Anniversary Date, that the then balance (the "Additional Purchase Price") of the Indemnity Holdback Amount not previously paid to Sellers exceeds the then unsatisfied amount of Indemnity Claims with respect to which Purchaser has sent an Indemnity Claim Notice prior to or on the Anniversary Date in accordance with this Agreement, the respective pro rata portion of such excess shall promptly, however within five (5) Business Days after the Anniversary Date at the latest, and within five (5) Business Days after resolution of the above stated Indemnity Claims in respect of any such excess after resolution of the said Indemnity Claims, be released by the Escrow Agent to each Seller, as the Additional Purchase Price (including any interests accrued thereon) in accordance with the Escrow Agreement.

1.8.3.
Purchaser’s recovery of any Indemnity Claim shall not be limited to the Indemnity Holdback Amount, and Purchaser, may recover any portion of any Indemnity Claim in respect of which the Indemnity Holdback Amount is not sufficient in accordance with Section 8 hereof; however, subject to any other limitations set out in this Agreement.

1.8.4.	The Indemnity Holdback Amount shall also serve for post closing adjustment as described below.

1.9.
Post-Closing Date Adjustments. The Sellers undertake that on the Closing the Company shall have Net Current Assets of at least 125,000,000 CZK (in words: one hundred and twenty five million Czech Crowns) (plus profits derived after October 1, 2008 added to the Net Current Assets in accordance with Section 1.6 in case the Closing occurs after October 1, 2008) on its balance sheet without taking into the account the Difference paid to the Company (as the case may be). No later than 45 days after the Closing Date the Purchaser shall cause the Company to prepare and submit to the Purchaser and the Sellers an audited draft balance sheet for the Company as of the Closing, whereas such draft balance sheet shall also include profit and loss statement of the Company for period from October 1, 2008 to the Closing Date (the "Closing Balance Sheet") evidencing the Net Current Assets situation as of the Closing. The draft Closing Balance Sheet shall be prepared in accordance with GAAP in force at the date of the Closing.

1.10.
Independent Auditor. The Sellers may object to the draft Closing Balance Sheet provided such objection is notified to the Purchaser within ten (10) Business Days of receiving the Closing Balance Sheet from the Company. If the Parties cannot resolve their dispute concerning the Closing Balance Sheet within an additional ten (10) Business Days from the date when the Sellers notified the Purchaser of their objection, the Parties shall submit the Closing Balance Sheet to such firm of auditors as the Sellers and the Purchaser may agree in writing within five (5) Business Days after expiry of the period allowed by the relevant provision of this Agreement for the Sellers and the Purchaser to reach agreement over the relevant item in dispute; or failing such agreement to either KPMG Czech Republic,  PricewaterhouseCoopers Czech Republic; or Deloitte Czech Republic; (in the order stated above) as an independent, qualified auditor, or, should all of them decline the appointment, such firm of auditors (in each preceding case the "Independent Auditor") as shall be appointed for this purpose on the application of the Sellers or the Purchaser by President of the Czech Accounting Chamber (or, should such a person decline this role, on the joint application of the Sellers and the Purchaser, each of them acting in good faith), to make a final resolution, the costs for which will be borne by the Party whose own estimation of the actual  Net Current Assets was furthest from that finally determined by the Independent Auditor, however the Party submitting the dispute to the Independent Auditor shall advance the fee of the Independent Auditor. The Parties agree that the Independent Auditor shall act on the following basis:

1.10.1.	the Independent Auditor shall act as an expert and not as an arbitral tribunal;

1.10.2.
the Sellers and the Purchaser shall provide the Independent Auditor with all information which the Independent Auditor may reasonably require in connection with the performance of its obligations arising hereunder;

1.10.3.	the determination and findings of the Independent Auditor shall be deemed as part of this Agreement.

1.11.
The draft Closing Balance Sheet agreed upon by the Sellers and Purchaser or determined by the Independent Auditor shall constitute the Closing Balance Sheet for the purposes of this Agreement. If aggregate sum of (i) the actual Net Current Assets situation as shown on the Closing Balance Sheet, as finally determined, and (ii) the Difference is less than 125,000,000 CZK (plus profits derived after October 1, 2008 added to the Net Current Assets in accordance with Section 1.6 in case the Closing occurs after October 1, 2008), then the Purchaser shall be entitled to receive the negative difference from the Indemnity Holdback Amount (as defined in Section 1.8). If aggregate sum of (i) the actual Net Current Assets situation as shown on the Closing Balance Sheet, as finally determined, and (ii) the Difference exceeds CZK 125,000,000 (plus profits derived after October 1, 2008 added to the Net Current Assets in accordance with Section 1.6 in case the Closing occurs after October 1, 2008), the Sellers shall be entitled to receive from the Purchaser positive difference, which will be paid by the Purchaser within 10 Business Days from the date of receipt of a written notice to accounts designated by the Sellers as set forth in Exhibit A.

2.
Representations and Warranties of the Sellers. The Sellers hereby represent and warrant as of the date hereof to the Purchaser that, except where indicated on the Schedule of Exceptions attached hereto as Exhibit C, which may be amended as provided in this Agreement, and furnished to the Purchaser, which Schedule of Exceptions shall be deemed to amend representations and warranties as if made hereunder:

2.1.	Organization, Good Standing and Qualification.

2.1.1.
The Company is a joint stock company duly organized and validly existing under the laws of the Czech Republic and has all requisite corporate power and authority to carry on its business as now conducted.

2.1.2.
True and correct copy of the Company’s Articles of Association, as amended (the “Articles”) has been provided to the Purchaser. Such Articles of the Company are in all material respects with the applicable provisions of the relevant Czech laws.

2.2.	Capitalization and Voting Rights. The registered capital of the Company consists, and will consist at the Closing, of:

2.2.1.
Stock.  12,000 (in words: twelve thousand) shares of Stock, of which 12,000 (in words: twelve thousand) shares are outstanding and are represented by the respective cumulative shares. The powers, preferences and rights and the qualifications, limitations and restrictions of the Stock are as stated in the respective laws and the Articles.

2.2.2.
There are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from or sale or disposition by the Company of any shares of its capital stock save for the cases set out in the respective laws and the Articles. The Company is not a party or subject to any agreement or understanding, and to the Sellers’ knowledge there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents (per rollam) with respect to any security or by any director of the Company relating to the same.

2.3.
Subsidiaries. The Company does not presently own or control, directly or indirectly, any equity interest in any other corporation, partnership, limited liability company, association or other business entity.

2.4.	Authorization.

2.4.1.
This Agreement has been duly authorized, executed and delivered by each of the Sellers and constitutes the legal, valid and binding obligations of each of the Sellers, enforceable in accordance with their respective terms, subject to (i) applicable bankruptcy, insolvency, reorganization and moratorium laws, (ii) other laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity, (iii) the discretion of the court before which any proceeding therefor may be brought, and (iv) as rights to indemnity may be limited by law or by public policy.

2.4.2.	Subject to mandatory provisions of Czech law, each of the Sellers has all requisite power to cause the Company to perform its obligations envisaged under the terms of this Agreement.

2.4.3.	The statutory body of the Company issued its consent with transfer of the Shares in compliance with the Articles.

2.5.
Valid Issuance of Stock.  The Shares are duly and validly issued, fully paid, and non-assessable (i.e. the Company has no right to demand the shares back). The Shares being sold hereunder will be free and clear from any liens or encumbrances other than those created by, or imposed upon, the holders thereof through no action of the Company or the Sellers, other than restrictions on transfer under the relevant Czech laws, the Articles and restrictions set forth in this Agreement.

2.6.	Financial Statements; Company Forecast.

2.6.1.
The Sellers have delivered to the Purchaser (i) the audited balance sheets and the related statements of operations (in Czech: příloha k účetní závěrce), shareholders’ equity/deficit and cash flows of the Company as of and for the fiscal years ended March 31, 2008 and 2007 (collectively, the “Financial Statements”). The Financial Statements (a) have been prepared from the books and records of the Company, (b) are true, correct and complete in all material respects and present fairly the financial condition of the Company at the balance sheet dates and its results of operations, shareholders’ equity and cash flows as at the dates and for the periods therein specified. Except as reflected in, reserved against or otherwise described in the Financial Statements, the Company has no material debts, liabilities, guarantees or other obligations, whether accrued, absolute, contingent or otherwise. At March 31, 2008, the Company had no material liability (matured or unmatured, fixed or contingent) which was not provided for on the balance sheet of the Company as of such date, and all reserves established by the Company and set forth on such balance sheet were in all material respects adequate for the purposes for which they were established. There were no loss contingencies which were not adequately provided for in the March 31, 2008 balance sheet.

2.6.2.
The Sellers have delivered to the Purchaser a current Company forecast (the “Company Forecast”) estimating revenues and operating income of the Company for the fiscal year ending December 31, 2008 and 2009 and 2010. The estimates contained in the Company Forecast have been prepared in good faith and represent the Company’s reasonable best estimate of the matters set forth therein as of the date hereof; provided, however, that neither the Company nor the Sellers make any representation or warranty that any of the goals or projections set forth in the Company Forecast will be achieved.

2.7.	Changes. Since March 31, 2008 except as disclosed on Exhibit C hereto, there has not been:

2.7.1.
any material adverse change in the assets, liabilities, condition (financial or otherwise), affairs, earnings, business, operations, cash flow management policy, prospects of the Company from that reflected in the balance sheet as at March 31, 2008, referred to in Section 2.6 hereinabove;

2.7.2.
any incurrence of liabilities or obligations by the Company, contingent or otherwise, whether due or to become due, whether by way of guaranty, endorsement, indemnity, warranty, or otherwise, except liabilities and obligations incurred in the ordinary course of its business, none of which has had, or is reasonably likely to result in, a Material Adverse Effect;

2.7.3.	any material increase in compensation of any of its existing officers, or the rate of pay of its employees as a group or any material change of such officers’ or employees’ employment agreements;

2.7.4.
any resignation or termination of employment of any Key Officer or Key Employee of the Company and the Company has not received any written notice of the impending resignation or termination of employment of any such Key Officer;

2.7.5.	any material change in the accounting methods or practices followed by the Company;

2.7.6.
any issuance of any stock, bonds, or other securities of the Company or options, warrants, or rights or agreements or commitments to purchase or issue such securities or grant such options, warrants or rights;

2.7.7.	any waiver or compromise by the Company of a material valuable right or of a material debt owed to it;

2.7.8.
any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business or that is not material to the business, properties, prospects, or financial condition of the Company (as such business is presently conducted and as it is presently proposed to be conducted);

2.7.9.	any material change to a material contract or arrangement by which the Company or any of its assets is bound or subject; or

2.7.10.	any agreement by the Company to do or enter into any of the foregoing.

2.8.
Governmental Consents.   Other than as stated herein, no consent, approval, order, or authorization of, or registration, qualification, designation, declaration or filing with, any national, county or local governmental authority or any non-government person on the part of the Company or the Sellers is required in connection with the consummation of the transactions contemplated by this Agreement.

2.9.
Litigation.  (i)  There is no action, suit, proceeding, or investigation pending or to the Sellers’ knowledge currently threatened against the Company (nor, to the Sellers’ knowledge, is there any reasonable basis therefor) which questions the validity or enforceability of this Agreement or the right of the Sellers to enter into this Agreement, or to consummate the transactions contemplated thereby, or which would result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs, or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, including, without limitation, actions pending or threatened involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers; (ii) the Company is not a party or subject to the provisions of any order, writ, injunction, judgment, or decree of any court or government agency or instrumentality specifically binding on it; and (iii) there is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate. No disclosure of the Sellers contained in Exhibit C regarding litigation can exclude or limit their responsibility for correctness of representations and warranties of this Section 2.9.

2.10.
Patents and Trademarks.  The Company has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted (collectively “Intellectual Property Rights”) without any conflict with or infringement of the rights of others. The Company has not received any communications or claims alleging, nor do the Sellers have reason to believe, that the Company has violated or, by conducting its business as proposed, would violate, any of the patents, trademarks, service marks, trade names, copyrights, or trade secrets or other proprietary rights or processes of any other person or entity. The Sellers are not aware that any of the employees, agents or contractors of the Company is obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s best efforts to promote the interests of the Company or that would conflict with the Company’s business as conducted or as proposed to be conducted.  The Sellers are not aware of any violations or infringement by a third party of any of the Company’s Intellectual Property Rights. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business, nor the conduct of the Company’s business as proposed, will, to the Sellers’ knowledge, conflict with or result in a material breach of the terms, conditions or provisions of, or constitute a material default under, any contract, covenant or instrument under which the Company or any of such employees is now obligated.

2.11.
Compliance with Other Instruments.  To the knowledge of the Sellers the Company is not in violation or default of any provisions of its Articles or of any instrument, judgment, order, writ, decree, or contract to which it is a party or by which it or any of its assets is bound or of any provision of national, provincial or local statute, rule or regulation, license, or permit applicable to the Company. To the knowledge of the Sellers the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute either a material default under any such provision, instrument, judgment, order, writ, decree, or contract or an event which results in the creation of any lien, charge, or encumbrance upon any assets of the Company or trigger any anti-dilution provisions, provisions for the right to purchase stock, or preemptive rights in any agreements to which the Company or any of the Sellers is a party (save for potential application of a standard change of control provision). None of the Sellers has any knowledge of any termination or material breach or anticipated termination or material breach by the other parties to any material contract or commitment to which the Company is a party or to which any of its assets is subject. To the Sellers’ knowledge, there are no warranty claims or other uninsured claims against the Company under completed contracts which might involve a material monetary liability which is not reserved against in the Financial Statements save for cases incurred in the ordinary course of business and consistent with past practice of the Company.

2.12.	Agreements; Action.

2.12.1.
Except for agreements expressly contemplated by this Agreement, there are no agreements, understandings, or proposed transactions between the Company and any of its officers, directors, affiliates, or any affiliate thereof.

2.12.2.
All indentures, loans or credit agreements or contracts, agreements and instruments to which the Company is a party are valid, binding and in full force and effect in all material respects, and are valid, binding and enforceable by the Company in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief or other equitable remedies. The Company is not in default under any contract, and, to the Sellers’ knowledge, no other party to any such contract is in default and no such contract limits or restricts the ability of the Company to carry out its obligations under this Agreement whereas each of the above cases stated in this sub-section 2.12.2 would have a Material Adverse Effect.

2.13.
Title to Property and Assets.  The Company has valid legal title to its property and assets free and clear of all mortgages, liens, loans, and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets.  With respect to the property and assets it leases, the Company is in compliance in all material respects with such leases. All of the Company’s material properties and assets are, in all material respects, in good operating and usable condition, subject to normal wear and tear.

2.14.
Labor Agreements and Actions.  The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment, or arrangement with any labor union (in Czech: odborová organizace), and no labor union has requested or, to the knowledge of the Sellers, has sought to represent any of the employees, representatives, or agents of the Company. There is no strike or other labor dispute involving the Company pending, or, to the knowledge of the Company, threatened, which could have a Material Adverse Effect, nor is the Company aware of any labor union activity involving its employees. To knowledge of the Sellers, the Company has complied in all material respects with all applicable Czech laws related to employment. The Company has not received written notice that any employee of the Company is in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with the Company, or any other party because of the nature of the business conducted by the Company or to the use by the employee of his or her best efforts with respect to such business. Each employee or manager of the Company is party to a written employment agreement that sets forth such person’s terms of employment or work arrangement with the Company. The Purchaser has received a complete and updated list including the number of the Company's employees  and their compensation level and structure.

2.15.	Insurance. The particulars of the insurance policies (name of the insurer and nature of the risk covered) effected for the benefit of the Company are listed in Exhibit C.

2.16.
Tax Matters.  The Company (i) has filed all tax returns that are required to have been filed by it with all appropriate governmental agencies (and all such returns are true and correct and fairly reflect its operations for tax purposes); and (ii) has paid all taxes owed or assessments by it as indicated on such tax returns (other than taxes the validity of which are being contested in good faith by appropriate proceedings). The assessment of any additional taxes for periods for which returns have been filed is not expected to exceed the recorded liability therefor and, to the Company’s knowledge, there are no material unresolved questions or claims concerning the Company’s tax liability. There is no pending dispute with any taxing authority relating to any of said returns which, if determined adversely to the Company, would result in the assertion by any taxing authority of any valid deficiency in a material amount for taxes. The Company has withheld or collected from each payment made to each of its employees the amount of all taxes, including, but not limited to, income taxes, and any other taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositaries. No disclosure of the Sellers contained in Exhibit C regarding Tax Matters can exclude or limit their responsibility for correctness of representations and warranties of this Section 2.16.

2.17.
Minute Books; Share Registry.  The minute books of the Company contain a complete and accurate record in all material respects of all meetings of its Supervisory Board and shareholders since 1 August 2004 and all actions by written consent (per rollam). The Shareholders registry attached in Exhibit F is accurate and complete and complies in all material respects with all applicable law.

2.18.
Customers and Suppliers.  No customer or supplier of the Company, the loss of which would have a Material Adverse Effect on the Company, has notified the Company of its intention to terminate its relationship with the Company.

2.19.
Finders’ Fees.  Except the agreement with Corum that which will receive fee from the Sellers in the form of directing a part of the Purchase Price to Corum there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Sellers, the Company or any of their respective affiliates upon consummation of the transactions contemplated by this Agreement.

2.20.
Related Party Transactions.  No employee, manager, officer, shareholder or director of the Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees.  To the Sellers’ knowledge, no employee, manager, officer or director of the Company has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except that employees, officers or directors of the Company and members of their immediate families may own stock in publicly traded companies that may compete with the Company.  To the best of the Sellers’ knowledge, no officer or shareholder of the Company or any member of their immediate families is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person’s ownership of capital stock or other securities of the Company and other than employment agreements).

2.21.
Compliance with Law.  To the best knowledge of the Sellers, the Company has complied in all material respects with all laws, rules, regulations, arbitral determinations, orders, writs, decrees and injunctions that are applicable to or binding upon the Company, its business and properties, and neither the Company nor any of the Sellers has received any written notice of any violations, whether actual, claimed or alleged, thereof.

2.22.
Complete Disclosure.  The Purchaser and Parent confirm that no representation or warranty other than the Sellers' Warranties (as defined below) made by the Sellers in this Agreement (including its exhibit, schedule, statement, certificate forming integral part of this Agreement) were decisive (in Czech "rozhodující") for the Purchaser and/or Parent when entering into this Agreement and the Sellers' Warranties represent the only representations and warranties made by the Sellers under, or in connection with, this Agreement and they are provided to the benefit of the Purchaser and subject to limitations set out herein. The Sellers confirm to the Purchaser that the Sellers' Warranties contain or will contain in all material respects true statements and do not or will not omit to state a material fact necessary to make the statements contained herein true and complete.

3.
Representations and Warranties relating to the Purchaser and the Parent.  The Purchaser and Parent hereby represent and warrant, jointly and severally, and undertake to each of the Sellers that, except where indicated on the Schedule of Exceptions attached hereto as Exhibit D, which may be amended as provided in this Agreement, and furnished to the Sellers, which Schedule of Exceptions shall be deemed to amend representations and warranties as if made hereunder, as of the date hereof and the Closing:

3.1.
Organization and Standing.  The Purchaser is a limited liability company, wholly owned by the Parent and duly organized and validly existing under the laws of the Czech Republic and has all requisite corporate power and authority to carry on its business as now conducted.

3.2.
Corporate Power. Each of the Purchaser and the Parent has all requisite legal and corporate power and authority to execute and deliver this Agreement and at the Closing to purchase the Shares as set forth in this Agreement, and/or to carry out and perform their respective obligations under this Agreement.

3.3.
Authorization.  All corporate action on the part of the Purchaser and Parent, their officers, directors and shareholders, if any, necessary for the authorization, execution, delivery and performance of this Agreement by the Purchaser and Parent and for the purchase of the Shares has been taken as of the date hereof. This Agreement has been duly executed and delivered by the Purchaser and Parent, and constitute valid and binding obligations of the Purchaser and Parent, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and to general principles of equity and to limitations on the rights to indemnity and contribution that exist by virtue of public policy.

3.4.
No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by the Purchaser and Parent of the transactions contemplated herein do not and will not (i) conflict with or violate any provision of the organizational documents of the Purchaser and/or Parent, (ii) conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to other persons any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, patent, license or instrument (whether evidencing a Purchaser debt or otherwise) to which each of the Purchaser and Parent is a party or by which any property or asset of the Purchaser or Parent is bound or affected or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which each of the Purchaser and Parent is subject (including  Czech securities laws and regulations), or by which any assets of the Purchaser and Parent is bound or affected.

3.5.
Governmental Consents.  No consent, approval, order, or authorization of, or registration, qualification, designation, declaration or filing with, any national, provincial or local governmental authority or any non-government Person on the part of the Purchaser and Parent is required in connection with the consummation of the transactions contemplated by this Agreement.

3.6.
Legal Proceedings.  There is no action, suit, hearing, claim, notice of violation, arbitration or other proceeding, hearing or investigation pending or, to the knowledge of the Purchaser and/or Parent, threatened against or affecting the Purchaser and/or Parent or any of their respective subsidiaries or any of their respective assets before or by any governmental authority or any arbitrator, which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or (ii) if adversely decided could reasonably be expected to delay the consummation of the transactions contemplated by this Agreement.

3.7.
Finders’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser or Parent who might be entitled to any fee or commission from the Purchaser or Parent upon consummation of the transactions contemplated by this Agreement.

3.8.	Funds. The Purchaser has available sufficient funds for the payment of the Purchase Price and acquired such funds in compliance with applicable legal regulations.

4.
Further Representations and Warranties. The Purchaser and Parent hereby represent and warrant, jointly and severally, and undertake to each of the Sellers that , except where indicated on the Schedule of Exceptions attached hereto as Exhibit D, which may be amended as provided in this Agreement, and furnished to the Sellers, which Schedule of Exceptions shall be deemed to amend representations and warranties as if made hereunder,  as of the date hereof and the Closing:

4.1.	Financial Statements; Purchaser Forecast.

4.1.1.
The Purchaser has delivered to the Sellers (i) the audited balance sheets and the related statements of operations, shareholders’ equity/deficit and cash flows of the Purchaser as of and for the fiscal years ended December 31, 2007 (in this section 4, the “Financial Statements”).  The Financial Statements (a) have been prepared from the books and records of the Purchaser, (b) are true, correct and complete in all material respects and present fairly the financial condition of the Purchaser at the balance sheet dates and its results of operations, shareholders’ equity and cash flows as at the date and for the period therein specified.  Except as reflected in, reserved against or otherwise described in the Financial Statements, the Purchaser has no material debts, liabilities, guarantees or other obligations, whether accrued, absolute, contingent or otherwise. At December 31, 2007, the Purchaser had no material liability (matured or unmatured, fixed or contingent) which was not provided for on the balance sheet of the Purchaser as of such date, and all reserves established by the Purchaser and set forth on such balance sheet were in all material respects adequate for the purposes for which they were established. There were no loss contingencies which were not adequately provided for in the December 31, 2007 balance sheet.

4.1.2.
The Parent has delivered to the Sellers a current Purchaser forecast (the “Purchaser Forecast”) estimating revenues and operating income of the Purchaser for the fiscal year ending December 31, 2008 and 2009 and 2010. The estimates contained in the Purchaser Forecast have been prepared in good faith and represent the Parent’s reasonable best estimate of the matters set forth therein as of the date hereof and as of the Closing Date; provided, however, that neither the Parent nor the Purchaser makes any representation or warranty that any of the goals or projections set forth in the Purchaser Forecast will be achieved.

4.2.	Changes. Since December 31, 2007 except as disclosed on Exhibit D hereto, there has not been:

4.2.1.
any material adverse change in the assets, liabilities, condition (financial or otherwise), affairs, earnings, business, operations, cash flow management policy, or prospects of the Purchaser from that reflected in the balance sheet as at December 31, 2007, referred to in Section 4.1 above.

4.2.2.
any incurrence of liabilities or obligations by the Purchaser, contingent or otherwise, whether due or to become due, whether by way of guaranty, endorsement, indemnity, warranty, or otherwise, except liabilities and obligations incurred in the ordinary course of its business, none of which has had, or is reasonably likely to result in, a Purchaser's Material Adverse Effect;

4.2.3.	any increase in compensation of any of its existing officers, or the rate of pay of its employees as a group or any material change of such officers’ or employees’ employment agreements;

4.2.4.
any resignation or termination of employment of any officer or key employee of the Purchaser and the Purchaser has not received any written notice of the impending resignation or termination of employment of any such officer;

4.2.5.	any material change in the accounting methods or practices followed by the Purchaser;

4.2.6.
any issuance of any stock, bonds, or other securities of the Purchaser or options, warrants, or rights or agreements or commitments to purchase or issue such securities or grant such options, warrants or rights;

4.2.7.	any waiver or compromise by the Purchaser of a material valuable right or of a material debt owed to it;

4.2.8.
any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Purchaser, except in the ordinary course of business and that is not material to the business, properties, prospects, or financial condition of the Purchaser (as such business is presently conducted and as it is presently proposed to be conducted);

4.2.9.	any material change to a material contract or arrangement by which the Purchaser or any of its assets is bound or subject; or

4.2.10.	any agreement by the Purchaser to do or enter into any of the foregoing.

4.3.
Litigation.  (i)  There is no action, suit, proceeding, or investigation pending or to the Parent’ and/or Purchaser's knowledge currently threatened against the Purchaser (nor, to the Parent’ and/or Purchaser's knowledge, is there any reasonable basis therefor) which questions the validity or enforceability of this Agreement or the right of the Purchaser and/or Parent to enter into this Agreement, or to consummate the transactions contemplated thereby, or which would result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs, or prospects of the Purchaser, financially or otherwise, including, without limitation, actions pending or threatened involving the prior employment of any of the Purchaser’s employees, their use in connection with the Purchaser’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers; (ii) the Purchaser is not a party or subject to the provisions of any order, writ, injunction, judgment, or decree of any court or government agency or instrumentality specifically binding on it; and (iii) there is no action, suit, proceeding or investigation by the Purchaser currently pending or which the Purchaser intends to initiate. No disclosure of the Purchaser and/or the Parent contained in Exhibit D regarding litigation can exclude or limit their responsibility for correctness of representations and warranties of this Section 4.3.

4.4.
Patents and Trademarks.  The Purchaser has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights, and processes necessary for its business as now conducted (collectively “Intellectual Property Rights”) without any conflict with or infringement of the rights of others. The Purchaser has not received any communications or claims alleging, nor do the Parent or Purchaser have reason to believe, that the Purchaser has violated or, by conducting its business as proposed, would violate, any of the patents, trademarks, service marks, trade names, copyrights, or trade secrets or other proprietary rights or processes of any other person or entity.  Neither the Parent, nor the Purchaser is aware that any of the employees, agents or contractors of the Purchaser is obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s best efforts to promote the interests of the Purchaser or that would conflict with the Purchaser’s business as conducted or as proposed to be conducted. Neither the Parent nor the Purchaser is aware of any violations or infringement by a third party of any of the Purchaser’s Intellectual Property Rights. Neither the execution nor delivery of this Agreement, nor the carrying on of the Purchaser’s business, nor the conduct of the Purchaser’s business as proposed will, to the Parent’s and/or Purchaser's knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which the Purchaser or any of such employees is now obligated.

4.5.
Compliance with Other Instruments.  To the knowledge of the Purchaser and/or Parent the Purchaser is not in violation or default of any provisions of its Articles or Bylaws or of any instrument, judgment, order, writ, decree, or contract to which it is a party or by which it or any of its assets is bound or of any provision of national, provincial or local statute, rule or regulation, license, or permit applicable to the Purchaser. To the knowledge of the Purchaser and/or Parent the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute either a default under any such provision, instrument, judgment, order, writ, decree, or contract or an event which results in the creation of any lien, charge, or encumbrance upon any assets of the Purchaser. Neither the Parent nor Purchaser has any knowledge of any termination or material breach or anticipated termination or material breach by the other parties to any material contract or commitment to which it is a party or to which any of its assets is subject. To the Parent’s and/or Purchaser's knowledge, there are no warranty claims or other uninsured claims against the Purchaser under completed contracts which might involve a material monetary liability which is not reserved against in the Financial Statements save for cases incurred in the ordinary course of business and consistent with past practice of the Purchaser.

4.6.	Agreements; Action.

4.6.1.
Except for agreements expressly contemplated by this Agreement, there are no agreements, understandings, or proposed transactions between the Purchaser and any of its officers, directors, affiliates, or any affiliate thereof.

4.6.2.
All indentures, loans or credit agreements or contracts, agreements and instruments to which the Purchaser is a party are valid, binding and in full force and effect in all material respects, and are valid, binding and enforceable by the Purchaser in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief or other equitable remedies. The Purchaser is not in default under any contract, and, to the Parent’ and/or Purchaser's knowledge, no other party to any such contract is in default and no such contract limits or restricts the ability of the Purchaser to carry out its obligations under this Agreement whereas each of the above cases stated in this sub-section 4.6.2. would have a Purchaser's Material Adverse Effect.

4.7.
Title to Property and Assets.  The Purchaser has valid legal title to its property and assets free and clear of all mortgages, liens, loans, and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair the Purchaser’s ownership or use of such property or assets. With respect to the property and assets it leases, the Purchaser is in compliance in all material respects with such leases. All of the Purchaser’s material properties and assets are, in all material respects, in good operating and usable condition, subject to normal wear and tear.

4.8.
Labor Agreements and Actions.  The Purchaser is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment, or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Parent and/or Purchaser, has sought to represent any of the employees, representatives, or agents of the Purchaser. There is no strike or other labor dispute involving the Purchaser pending, or, to the knowledge of the Purchaser and/or Parent, threatened, which could have a Purchaser's Material Adverse Effect, nor is the Purchaser or Parent aware of any labor organization activity involving Purchaser's employees.  To knowledge of the Parent and/or Purchaser, the Purchaser has complied in all material respects with all applicable Czech laws related to employment.  The Purchaser has not received written notice that any employee of the Purchaser is in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with the Purchaser, or any other party because of the nature of the business conducted or presently proposed to be conducted by the Purchaser or to the use by the employee of his or her best efforts with respect to such business.  Each employee or manager of the Purchaser is party to a written employment agreement that sets forth such person’s terms of employment or work arrangement with the Purchaser. The Sellers have received a complete and updated list including the number of the Purchaser's employees and their compensation level and structure.

4.9.	Insurance. The insurance policies of the Purchaser cover risks to the extent standard for this type of business.

4.10.
Tax Matters.  The Purchaser (i) has filed all tax returns that are required to have been filed by it with all appropriate governmental agencies (and all such returns are true and correct and fairly reflect its operations for tax purposes); and (ii) has paid all taxes owed or assessments by it as indicated on such tax returns (other than taxes the validity of which are being contested in good faith by appropriate proceedings). The assessment of any additional taxes for periods for which returns have been filed is not expected to exceed the recorded liability therefor and, to the Purchaser’s knowledge, there are no material unresolved questions or claims concerning the Purchaser’s tax liability. There is no pending dispute with any taxing authority relating to any of said returns which, if determined adversely to the Purchaser, would result in the assertion by any taxing authority of any valid deficiency in a material amount for taxes. The Purchaser has withheld or collected from each payment made to each of its employees the amount of all taxes, including, but not limited to, income taxes, and any other taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositaries. No disclosure of the Purchaser contained in Exhibit D regarding Tax Matters can exclude or limit the Purchaser's responsibility for correctness of representations and warranties of this Section 4.10.

4.11.
Customers and Suppliers.  No customer or supplier of the Purchaser, the loss of which would have a Purchaser's Material Adverse Effect on the Purchaser, has notified the Purchaser of its intention to terminate its relationship with the Purchaser.

4.12.
Related Party Transactions.  No employee, manager, officer, shareholder or director of the Purchaser or member of his or her immediate family is indebted to the Purchaser, nor is the Purchaser indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Purchaser, and (iii) for other standard employee benefits made generally available to all employees. To the Parent’ knowledge, no employee, manager, officer or director of the Purchaser has any direct or indirect ownership interest in any firm or corporation with which the Purchaser is affiliated or with which the Purchaser has a business relationship, or any firm or corporation that competes with the Purchaser, except that employees, officers or directors of the Purchaser and members of their immediate families may own stock in publicly traded companies that may compete with the Purchaser. To the best of the Parent’ knowledge no officer or shareholder of the Purchaser or any member of their immediate families is, directly or indirectly, interested in any material contract with the Purchaser (other than such contracts as relate to any such person’s ownership of capital stock or other securities of the Purchaser and other than employment agreements).

4.13.
Compliance with Law.  To the best knowledge of the Parent and/or Purchaser, except as disclosed in Exhibit D, the Purchaser has complied in all material respects with all laws, rules, regulations, arbitral determinations, orders, writs, decrees and injunctions that are applicable to or binding upon the Purchaser, its business and properties, and neither the Purchaser nor the Parent has received any written notice of any violations, whether actual, claimed or alleged, thereof.

4.14.
Complete Disclosure.  The Sellers confirms that no representation or warranty other than the Warranties (as defined below) made by the Purchaser and/or Parent (as appropriate) in this Agreement (including its exhibit, schedule, statement, certificate forming integral part of this Agreement) were decisive (in Czech "rozhodující") for the Sellers when entering into this Agreement and the Warranties represent the only representations and warranties made by the Purchaser and Parent under, or in connection with, this Agreement and they are provided to the benefit of each of the Sellers and subject to limitations set out herein. The Purchaser and Parent confirm to the Sellers that the Warranties contain or will contain in all material respects true statements and do not or will not omit to state a material fact necessary to make the statements contained herein true and complete.

5.	Conditions Precedent.

5.1.
Conditions Precedent.  The settlement of the transfer of the Shares and the payment of the Purchase Price are conditional on satisfaction of each of the following conditions precedent (all other Sections of this Agreement shall become effective upon the execution of this Agreement, unless stated otherwise):

5.1.1.
Merger Control Clearance. A decision of the Office becomes valid and binding which (i) approves the concentration of undertakings established by this Agreement; or (ii) declares that the concentration of undertakings established by this Agreement is not subject to the approval of the Office, (iii) or other fact occurs which has the same effects under the generally binding laws and regulations. This condition precedent shall not apply if it is being established, in terms satisfactory to the Parties, that the concentration of undertakings established by this Agreement does not require an approval of the Office (incl. for the reason that the transaction was approved by the European Commission, if applicable).

5.1.2.	Escrow Agreement. The Escrow Agreement has been entered into between the Sellers, the Purchaser and the Escrow Agent substantially in the form attached in Exhibit H hereto.

5.1.3.
Service Agreements. The Company and each of the Key Employees shall have executed, entered into and delivered to the Purchaser copies of all the employment contracts and/or incumbency agreements (both the employment contract or incumbency contract, or any of them, referred to as the "Service Agreement"), substantially in the form attached in Exhibit G hereto.

5.2.
The Parties undertake to use their reasonable efforts to ensure (so far as such Party is so able to ensure) the fulfillment of the respective conditions precedent without delay after the date of this Agreement; however, on or before 30 January 2009 at the latest. If the conditions are not fulfilled and/or waived on or before 30 January 2009 and unless agreed by all Parties otherwise:

5.2.1.	except for this sub-clause and the Sections 6.8, 7., 10.2., 10.3., 10.4., 10.5, 10.8., 10.9., 10.10. and 10.11., all the other Sections of this Agreement shall lapse and cease to have effect; but

5.2.2.
the lapsing of those provisions shall not affect any rights or liabilities of any Party in respect of damages or other remedies for non-performance of any obligation under this Agreement falling due for performance prior to such lapse.

5.3.
If the conditions precedent under this Agreement are not fulfilled at least two (2) weeks before the date set out in Section 5.2 above and it can be reasonably assumed they will be fulfilled within reasonable period of time after such date, the Parties undertake to enter into an amendment to this Agreement on extension of the deadline under Section 5.2 above by three (3) additional months. The Parties undertake to enter into such an amendment by the last date of the deadline under Section 5.2 above at the latest.

5.4.
Each of the Parties is obliged to notify the other Party of the fulfillment of a condition precedent set forth in Section 5.1 hereof within two (2) Business Day after becoming aware thereof, and to substantiate such notification with relevant documents. At the request of either Party, the Parties shall inform each other of the status of fulfillment of the conditions precedent set forth in Section 5.1. Each of the Parties is further obliged to immediately notify the other Party in writing of the existence or occurrence of any circumstance, which could be reasonably expected to prevent the fulfillment of the conditions precedent or the consummation of the transaction contemplated hereby.

6.	Covenants. The Parties covenant and agree to the following:

6.1.
Conduct of the Business of the Company/ Purchaser Pending the Closing.  Except as with the prior written consent of the Purchaser, or the Sellers, respectively, during the period between the date of this Agreement and the Closing Date, the Sellers and the Parent, respectively, shall cause each of the Company and the Purchaser, respectively, to conduct its business and operations in, and only in, its ordinary and usual course of business, in respect of the Company according to the signatory powers matrix of the Company (in Czech podpisový řád společnosti), which was provided by the Sellers to the Purchaser before the date of this Agreement, in substantially the same manner as heretofore conducted, and will use all reasonable efforts consistent therewith to preserve intact its properties, assets and business organizations, to keep available the services of its officers, managers and employees and to maintain satisfactory relationships with customers, suppliers, distributors and others having commercially beneficial business relationships with the Company or the Purchaser, in each case in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, and except as otherwise provided in or expressly contemplated by this Agreement (including this Section, i.e., for example, acts in ordinary and usual course of business) or by the relevant Czech laws, the Sellers and the Parent, respectively, shall cause each of the Company and the Purchaser, respectively, not to, prior to the Closing Date, without the prior written consent of the other Party:

6.1.1.
issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (i) additional shares in the share capital of the Company, or securities convertible into or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities or (ii) any other securities in respect of, in lieu of, or in substitution for, shares of Stock outstanding on the date hereof;

6.1.2.
declare or pay any dividend or distribution on any shares in the share capital of the Company save for payment of dividend in the amount, which does not affect  Net Current Assets's amount of CZK 125,000,000;

6.1.3.	redeem, purchase or otherwise acquire any outstanding shares in the share capital of the Company/Purchaser;

6.1.4.	propose or adopt any amendment to the organizational or governing documents of the Company;

6.1.5.
enter into any new transaction after the date hereof with any of the Company or Purchaser’s officers, directors, shareholders or employees or any Person directly or indirectly controlled by or under common control with the Company or Purchaser or any of its officers, directors or employees (a “Related Party”), including, without limitation, any transaction for the purchase, sale or exchange of property or the rendering of any service to or by any Related Party;

6.1.6.	incur any long-term indebtedness or issue any debt securities or assume, guarantee or endorse the obligations of any other Person;

6.1.7.
discontinue the businesses in which the Company or the Purchaser is engaged as of the date of this Agreement, or engage in any business other than the business in which it is engaged as of the date of this Agreement or any businesses or activities substantially similar or related thereto or ancillary to the operation thereof; or

6.1.8.	agree to take any of the foregoing actions.

6.2.
Access to Information.  From the date of this Agreement to the Closing Date, each Party will (i) give the other Party and its authorized representatives reasonable access to all personnel, books, records, offices and other facilities and properties of the Company/Purchaser, (ii) permit the other Party to make such inspections thereof as such Party may reasonably request and (iii) cause its officers to furnish the other Party with such financial and operating data and other information with respect to the business and properties of the Company or the Purchaser as the other Party may from time to time reasonably request; provided, however, that any such access shall be conducted at a reasonable time and in such a manner as not to interfere unreasonably with the operation of the business of the Company or the Purchaser. Notwithstanding anything to the contrary in this Agreement, none of the Parties shall be required to disclose any information if doing so could violate any agreement or national, provincial, local or foreign law, rule or regulation to which any of them is a party or to which any of them is subject.

6.3.
Disclosure Supplements.  From time to time prior to the Closing Date, the Parties may supplement or amend the Schedule of Exceptions which is attached to this Agreement as Exhibit C, and Exhibit D, respectively with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Schedule of Exceptions or which is necessary to complete or correct any information in the Schedule of Exceptions or in any representation or warranty which has been rendered inaccurate thereby.

6.4.
Consents and Approvals.  Without prejudice to any other provisions of this Agreement the Parties shall use their commercially reasonable efforts to (i) obtain as promptly as practicable all consents, waivers, approvals, exemptions, licenses and authorizations required in connection with the consummation of the transactions contemplated by this Agreement under any national, provincial, local or foreign law or regulation, (ii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties hereto to consummate the transactions contemplated by this Agreement and (iii) effect all necessary registrations and filings and take all other actions necessary to consummate the transactions contemplated by this Agreement. The Sellers further covenant and agree, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Sellers to consummate the transactions contemplated by this Agreement, to respectively use their commercially reasonable efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

6.5.
Filings.  Promptly after the execution of this Agreement, the Parties shall prepare and make or cause to be made any required filings, submissions and notifications under the laws of any domestic or foreign jurisdiction to the extent that such filings are necessary to consummate the transactions contemplated by this Agreement and to the extent the respective Party is able to meet such obligation. In this respect the Purchaser shall prepare and duly file with the Office a petition asking for merger control clearance of the transactions contemplated by this Agreement within ten (10) Business Days after execution hereof and promptly deliver a proof thereof to the Sellers and the Sellers shall provide the Purchaser in this respect with necessary assistance and co-operation.

6.6.
Further Assurances.  At any time or from time to time upon the reasonable request of the Party the other Party shall execute and deliver such further documents and do such other acts and things and provided necessary co-operation as the other Party may reasonably request in order to effect fully the purposes of this Agreement.

6.7.	Non-Competition.

6.7.1.
During the period from and after the Closing Date until December 31, 2011 thereafter the Sellers shall not intentionally, directly or indirectly, in each case save for due performance of the respective Seller's duties under the respective contract with the Company, Purchaser, Parent or any of its affiliated persons, engage in a business or enterprise (either as a proprietor, partner, joint venturer, agent, consultant, employee or stockholder) competing with the Company's business carried out within a territory of the Czech Republic or Slovakia as of the Closing and shall not, directly or indirectly approach or make commercial contact with any Company’s customer or, directly or indirectly, solicit or attempt to interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and its customers, suppliers, agents, consultants, officers or employees provided that the Sellers are aware of such relations with the Company. Neither shall the Sellers, directly or indirectly, solicit or attempt to solicit any employee, sub contractor, agent or similar person or entity, and they shall it employ, directly or indirectly, any such person or entity provided  they are aware of his relations with the Company or the Purchaser, without the prior consent of the Company in writing.

6.7.2.
Regarding the duration of the Service Agreement the Parties in good faith agree that the Purchaser may terminate (or give the Company a binding instruction to terminate) the Service Agreement without any cause by 3 months termination notice, whereas the Parties undertake to take all steps necessary to terminate the respective Service Agreement (e.g. conclusion of an agreement on termination of an employment agreement) within a termination period of 3 months to fulfill the purpose of this provision and all mandatory requirements of the Act No. 262/2006 Coll., the Labor Code, as amended, and the Commercial Code. In this case paragraph 10.6 of Exhibit B shall apply and the Purchaser shall pay to all Sellers the amount of the maximum Deferred Purchase Price under this Agreement (which has not been paid to them yet and in respect of which achieving the targets is still pending) according to the original due dates specified in paragraphs 2-4 of Exhibit B. If the Purchaser terminates (or give the Company a binding instruction to terminate) the Service Agreement for reasons under paragraph 10. 6 letters (i), (ii) or (iii) of Exhibit B, the previous sentence shall not apply and the Deferred Purchase Price shall be payable in the amount determined in accordance with the terms set forth in Exhibit B.

6.7.3.
It is the desire and intent of the Parties that the provisions of this section shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this section shall be adjudicated to be invalid or unenforceable, this paragraph shall be deemed amended to delete therefrom such provision or portion thereof adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of this paragraph in the particular jurisdiction in which such adjudication is made.

6.7.4.	Without limiting the above the involvement of the Sellers in the entities described in Exhibit C will not be considered as breach of the above commitment.

6.8.
Confidentiality  The Parties undertake not to disclose any Confidential Information to any third person for any purpose, or to use or utilize it, except (i) with a prior written approval of the affected Party; (ii) where such disclosure is required by generally binding laws and regulations; (iii) disclosure of Confidential Information to a governmental or regulatory authority of any jurisdiction pursuant to requirements of law, stock exchange or any regulatory authority of competent jurisdiction; (iv) disclosure of Confidential Information to the other Party's representatives, attorneys, accountants, expert advisors, financing institutions (if any) provided that the relevant Party shall procure that such person is made aware of the terms of this Section and shall procure that each such person adheres to those terms as if it was bound by the provisions of this Section; (v) pursuant to an order of a court of competent jurisdiction; or (vi) to the extent disclosure is required for the protection of the legitimate interests or the rights of the respective Party. The Parties agree to inform each other in advance about extent of disclosure under paragraphs (ii), (iii), (iv) and (v) of this Section.

The restrictions in this Section shall not apply, or shall cease to apply, to any part of the Confidential Information that:

6.8.1.	is in the public domain other than by reason of a breach of this Section; or

6.8.2.	was in the rightful possession of the recipient or an employee, officer, shareholder or director of the recipient at or prior to the time of the disclosure; or

6.8.3.	was obtained by the recipient in good faith from a third party entitled to disclose it.

6.9.
Management of the Company and the Purchaser  The Parent and Purchaser (in cooperation with the Sellers) will work together in good faith to merge the activities of the Purchaser and the Company as soon as practicable after the Closing Date. The Sellers and the Purchaser agree that during the Earn Out Period the Company and the Purchaser will be generally run by the Sellers as independent top management all within applicable law and further within (i) the Agreed Budget based on Company Forecast; (ii) respective Service Agreement made between the respective Sellers and Company or the Purchaser, as envisaged herein; (iii) constitutional documents of the Purchaser; (iv) the Purchaser's Policies; and (v) Integration Plan; in each of the above cases as valid and existing as of the date of this Agreement and/or as amended/replaced by a mutual agreement of the Parties thereafter.

The Parent agrees (and shall cause any other affiliate, as the case may be, to agree) to enable the Sellers to effectively manage the Company as envisaged hereunder. This Section 6.9 is without prejudice to the Purchaser's and/or Parent's right to proceed without consent of the Sellers and/or ultimately decide on any matter relating to the Company; however, in such a case paragraph 10.3 of Exhibit B shall apply.

As the Parent and Purchaser envisage integrating (including legal merger) operations of the Company and the Purchaser, the term Purchaser shall include term Company (and vice versa) and shall also include any entity surviving or being created as a result of the envisaged integration upon completion thereof for the purposes of exercise management by the Sellers contemplated by this Agreement.

Due to the envisaged integration of the operations of the Company and the Purchaser, the Service Agreements of the Key Employees, as envisaged herein, concluded by and between the Key Employees and the Company or the Purchaser (as the case may be) shall be in a form of either the incumbency agreement (in case the Company shall survive and remain operationally active) or employment contract in case the Company’s operations shall be integrated with the Purchaser during the Earn Out Period. The Parties shall fully cooperate in order to procure uninterrupted validity of Service Agreements in course of the operation of the Company or the Purchaser throughout the whole Earn Out Period, unless this Agreement states otherwise or empowers the Parties to act differently. In this respect the Parties have agreed that each of the Sellers shall notify the Purchaser of his decision to terminate the respective Service Agreement at least 12 months before the intended termination date thereof becomes effective (whereas such 12 months period begins to run as of the date when the written notice on intention to terminate the Service Agreement is delivered to the Purchaser); however, this does not apply in case the Company and/or the Purchaser (as the case may be) breaches the Service Agreement and such a breach remains un-remedied after written notice. For avoidance of doubt it is explicitly agreed that the Purchaser's obligation to pay the Deferred Purchase Price to the Sellers is not conditional upon existence of any Service Agreement.

6.10.	Integration Plan The Parties will work together in good faith to implement the Integration Plan that is attached as Exhibit I.

6.11.
GE Money Bank. The Sellers will use reasonable efforts in order to ensure that the company GE Money Bank, a.s., Id. No.26572720 (“GE Money Bank”) issues the written confirmation that the GE Money Bank or any of its related person would not use the change of control provision contained in Master Service Agreement concluded on May 30, 2007 in respect of execution of this Agreement.

7.	Definitions and Interpretation.

7.1.	Definitions. All capitalized terms used in this Agreement shall have the meanings assigned to them elsewhere in this Agreement or as specified below:

7.1.1.	"Bank" shall mean Raiffeisenbank a.s., identification number 49240901, with its registered seat at Praha 4, Olbrachtova 2006/9, PSČ 14021.

7.1.2.	"Business Day" shall mean a day (other than a Saturday, Sunday or a public holiday) on which banks are open for normal business in the Czech Republic.

7.1.3.
"Confidential Information” shall mean any information concerning the terms and conditions of this Agreement, as well as any information exchanged between the Parties and their respective advisors in connection with the negotiation of this Agreement and/or on the basis of this Agreement. Confidential Information shall not include any information which is or will become publicly accessible (otherwise than due to unauthorized use or publication).

7.1.4.	"Earn Out Period" shall mean a period commencing on the Closing Date and ending on 31 December 2010.

7.1.5.
"GAAP” shall mean generally accepted accounting principles that are (i) consistent with the principles promulgated or adopted by the U.S. Financial Accounting Standards Board and its predecessors, (ii) applied on a basis consistent with prior periods and (iii) such that, insofar as the use of accounting principles is pertinent, a certified public accountant could deliver an unqualified opinion with respect to financial statements in which such principles have been properly applied, subject, however, to the absence of footnotes.

7.1.6.	“Escrow Account” shall mean the escrow account, maintained by the Escrow Agent pursuant to the Escrow Agreement.

7.1.7.	”Escrow Agent” shall mean the Bank.

7.1.8.
“Escrow Agreement” shall mean the agreement on the maintenance of the Escrow Account made, inter alia, between the Sellers, the Purchaser and the Escrow Agent as soon as practicable after the date of this Agreement; however, within time limits set out in this Agreement at the latest, substantially in the form attached in Exhibit H.

7.1.9.
"Key Employees" shall mean the following persons: David Dvořák, birth no. 710317/0217; Pavel Endrle, birth no. 710521/0508; Michal Hanus, birth no. 710722/0197; and Pavel Šťovíček, birth no. 730722/0514.

7.1.10.	“Key Officers” shall mean the following persons: David Ženčák, Miloš Tkáčik, Jaromír Barták, Jana Schiffnerová, Petr Krajíček.

7.1.11.	“Material Adverse Effect” shall mean a material adverse effect on the assets, condition (financial or otherwise), affairs, earnings, business, operations or prospects of the Company.

7.1.12.	“Purchaser's Material Adverse Effect” shall mean a material adverse effect on the assets, condition (financial or otherwise), affairs, earnings, business, operations or prospects of the Purchaser.

7.1.13.	"Purchaser's Policies" shall mean all internal policies of the Purchaser valid and effective as of the date of this Agreement, as provided in Exhibit J.

7.1.14.	"Net Current Assets" shall mean net current assets of the Company i.e. current assets minus all liabilities at the Closing according to GAAP,

7.1.15.	“Office” shall mean the Office for the Protection of Economic Competition of the Czech Republic (in Czech "Úřad na ochranu hospodářské soutěže").

7.1.16.
“Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature, including, as appropriate, the Company (or, if appropriate, the Purchaser) or any subsidiary thereof.

7.1.17.	"Shares" shall mean all Shares 1, Shares 2, Shares 3 and Shares 4 further specified in Exhibit A hereto.

7.1.18.	"Shares 1" shall mean the Cumulative Share No. 1 representing all the shares of the Seller 1 in the Company further specified in Exhibit A hereto.

7.1.19.	"Shares 2" shall mean the Cumulative Share No. 5 representing all the shares of the Seller 2 in the Company further specified in Exhibit A hereto.

7.1.20.	"Shares 3" shall mean the Cumulative Share No. 9 representing all the shares of the Seller 3 in the Company further specified in Exhibit A hereto.

7.1.21.
"Shares 4" shall mean the Cumulative Share No. 2; Cumulative Share No. 3; Cumulative Share No. 4;  Cumulative Share No. 6; Cumulative Share No. 7; Cumulative Share No. 8; Cumulative Share No. 10; Cumulative Share No. 11; and Cumulative Share No. 12 representing all the shares of the Seller 4 in the Company further specified in Exhibit A hereto.

7.1.22.	"Sellers' Warranties" shall mean the statements made by the Sellers contained in Section 2 hereof.

7.1.23.	"Warranties" shall mean the statements made by the Purchaser and/or Parent contained in Sections 3 and 4 hereof.

7.1.24.	“Agreed Budget” shall mean such budget agreed between the Sellers and the Purchaser in writing.

7.2.	Interpretation.

7.2.1.	The definitions included in this Agreement, and in the recitals and Exhibits and Schedules to this Agreement are binding on the Parties and form an integral part of this Agreement.

7.2.2.
Where any warranty hereunder refers to "prospect" of the Company or any similar expression such warranty is qualified by knowledge of the Sellers and applies only to matters, which directly and specifically apply to the Company; for avoidance of any doubt, such expression shall not include any generally known matters (such as, for example, forthcoming changes in legislation) and/or any globally applicable matters (such as, for example, global economic decline).

7.2.3.
Unless the contrary intention appears or the context requires otherwise, references herein to recitals, Sections, Exhibits or Schedules are references to recitals, Sections, Exhibits or Schedules to this Agreement.

7.2.4.	Unless the context requires otherwise, singular words shall include the plural and vice-versa and words in a particular gender shall include all genders.

7.2.5.	The headings, titles and subtitles used in this Agreement are used for convenience only and may not be used for construing or interpreting this Agreement.

8.	Indemnity.

8.1.	Indemnification by the Seller.

8.1.1.
Subject to the other provisions of this Section 8, the Sellers shall, without duplication, indemnify, defend and hold harmless the Purchaser and the Company from and against, and pay or reimburse each of them for and with respect to, any loss suffered by Purchaser and/or the Company (each, a “Purchaser’s Loss”), whether or not resulting from third party claims, relating to, arising out of or resulting from any untruth, inaccuracy or breach, in any material respect, of any of the Seller’s Warranties and covenants or agreements contained in this Agreement or the assertion of any claims relating to the foregoing. Regardless any other provision of this Agreement (whether explicit or implicit) the Parties have agreed that the only person entitled to assert any claim in respect of the Seller's Warranties (including an Indemnity Claim, as defined below) shall be the Purchaser.

8.1.2.	Indemnification under Section 8.1.1 is subject to the following limitations, exclusions, terms and conditions:

8.1.2.1.	Purchaser's Loss shall include actual loss and not any lost profit and/or consequential damages;

8.1.2.2.
no Purchaser’s Loss shall be indemnifiable unless and until the aggregate amount of all such Purchaser’s Losses exceeds CZK 2,500,000 (in words: twomillion and fivehundredthousand Czech Crowns) in which case any and all amounts shall be indemnifiable in accordance with the terms of this Agreement;

8.1.2.3.
the maximum aggregate amount of Purchaser’s Losses indemnifiable under Section 8.1.1 shall not exceed the portion of the Initial Purchase Price and the Additional Purchase Price which was paid by the Purchaser to the Sellers on the Closing ; the Parties agree that the aggregate amount of Purchaser's Losses that could be anticipated by the Sellers on the date of this Agreement within the meaning of Section 379 of the Commercial Code equals to the above stated aggregate of the Initial Purchase Price and Additional Purchase Price, and therefore the Sellers shall not be liable towards the Purchaser and/or Parent under this section for damage exceeding the said amount.

8.1.2.4.

(a)
the Sellers shall cease to have any obligations to indemnify the Purchaser and/or Parent (a) in respect of  provisions set forth in Sections 2.1, 2.2, 2.4, 2.5, 2.8, 2.16 above on the date which is  the end of the applicable statute of limitation in respect of any such warranty; and

(b)	in respect of any other warranties set out in Section 2 hereof on 31 March 2011;

each of time limits set out in preceding paragraphs (a) and (b) as "Survival Period".

8.1.2.5.	the Sellers shall not be liable in respect of an Indemnity Claim if and to the extent that it relates to any loss, liability or damage on the part of a Company:

(a)	for which provision is made in the accounts of the Company as of the Closing Date;

(b)
which would not have arisen but for a change in legislation made after the Closing Date (whether relating to taxation, rates of taxation or otherwise) or the withdrawal of any extra-statutory concession previously made by a tax authority (whether or not the change purports to be effective retrospectively in whole or in part);

(c)	which has arisen due to the Company initiating (without being forced to do so) procedure resulting in such a claim; or

(d)	which would not have arisen but for a change after the Closing Date in the accounting bases and practices on which the Company values its assets and prepares its accounts.

8.2.	Remedy by the Purchaser or Parent.

8.2.1
If any of the Warranties, covenants or agreements of the Purchaser and/or Parent contained in this Agreement are breached (whether or not caused by the Purchaser and/or Parent or resulting from third party claims, in particular in the form relating to, arising out of or resulting from any untruth, inaccuracy or breach, in any material respect) this shall constitute a breach of this Agreement and each of the Parent and Purchaser shall without duplication compensate ("Compensation") the Sellers whereas the Compensation shall amount to the sum by which the Sellers' maximum Deferred Purchase Price would have been reduced due to such a breach. This is without prejudice to the Sellers' right to be fully indemnified and held harmless in respect of any such breach provided that there is no duplication.

8.2.2	Compensation under Section 8.2.1 is subject to the following limitations, exclusions, terms and conditions:

8.2.2.1
no Compensation shall be payable unless and until the aggregate amount of all such amounts of Compensation exceed CZK 2,500,000 (in words: twomillion and fivehundredthousand Czech Crowns) in which case any and all amounts shall be payable in accordance with the terms of this Agreement;

8.2.2.2
the maximum aggregate amount of the Compensation shall not exceed the amount  of the unpaid yet outstanding Deferred Purchase Price. Each Seller may only be indemnified against actual loss of Deferred Purchase Price if and only to the extent that his inability to receive any portion of the Deferred Purchase Price was caused by the relevant breach of warranties or representations, covenant or agreement by the Purchaser or Parent.

8.2.2.3	the Purchaser and/or Parent shall cease to have any obligations to pay Compensation to the Sellers in respect of breached Warranties:

(a)	In respect of any warranty set out in Sections 3.1., 3.2, 3.3., 3.5, 4.10 on the date which is the end of the applicable statute of limitation in respect of any such warranty; and

(b)
in respect of any other Warranties set out in the Agreement (i) thirty (30) months after the Closing Date; or (ii) six (6) months after the date on which the Sellers were entitled to object calculation of the last portion of the Deferred Purchase Price (whichever of (i) and (ii) occurs later) each of time limits set out in preceding paragraphs (a) and (b) as "Survival Period".

8.2.2.4	the Purchaser and/or Parent shall not be liable in respect of a breached Warranty or covenant if and to the extent that it relates to any loss, liability or damage on the part of a Purchaser:

(a)	for which provision is made in the accounts of the Purchaser of the Closing Date; or

(b)
which would not have arisen but for a change in legislation made after the Closing Date (whether relating to taxation, rates of taxation or otherwise) or the withdrawal of any extra-statutory concession previously made by a tax authority (whether or not the change purports to be effective retrospectively in whole or in part).

8.3	Administration of Indemnification and Compensation.

8.3.1
 For purposes of administering the indemnification and compensation provisions set forth in Sections 8.1 and 8.2, the following procedure shall apply (for the purposes of this Section the term "indemnification" or any similar term shall also include the term "compensation" or any similar term, as the case may be):

8.3.2
Whenever a claim (each, an “Indemnity Claim”) shall arise the Party entitled to indemnification (the "Indemnified Party") shall, within fifteen (15) Business Days after acquiring knowledge of the Indemnity Claim, however, within warranty time limits hereunder at the latest, give written notice (each, an “Indemnity Claim Notice”) to each Party from whom indemnification is sought (the “Indemnifying Party”) setting forth in reasonable detail of the Indemnity Claim and the amount claimed (the "Amount Claimed") and providing respective documents and other evidence supporting the Indemnity Claim, the facts concerning the nature of the Indemnity Claim and the basis upon which the Indemnified Party seeks indemnification under this Section and it shall provide reasonable support and information to the Indemnifying Party to enable it to verify the validity and accuracy of the Indemnity Claim and the Amount Claimed. The Purchaser shall initiate proceeding in accordance with Section 10 before the laps of the third month following the delivery of the Indemnity Claim Notice to the Seller in order for the specific Indemnity Claim not to be time-barred.

8.3.3	If a claimed breach is capable of remedy:

8.3.3.1
The Indemnifying Party shall remedy such breach to the reasonable satisfaction of the Indemnified Party within twenty-five (25) Business Days starting on the day after the receipt of the Indemnity Claim Notice (or such extended remedy period agreed between the Parties in writing prior to the expiry of such twenty-five (25) Business Day period) by informing the Indemnified Party after the receipt of the Indemnity Claim Notice.

8.3.3.2
If such breach is not so remedied by the Indemnifying Party (and at any time in events of emergency), the Indemnified Party shall be entitled (but not obliged) to remedy such breach and the Indemnifying Party shall reimburse the Indemnified Party for any evidenced reasonable costs incurred by it in respect of such remedy.

8.3.4
If such breach is not capable of remedy, the Indemnifying Party shall within twenty (20) Business Days starting on the day after the receipt of the Indemnity Claim Notice give the Indemnified Party written notice stating whether or not it accepts liability for the Indemnity Claim and whether or not it accepts the Amount Claimed and, if it does  not accept the Amount Claimed in full, the part, if any, of the Amount Claimed it does accept, and:

8.3.4.1
If the Indemnifying Party does not accept liability for the Indemnity Claim or, as the case may be, does not accept the Amount Claimed, it shall specify the reasons for such refusal in its written notice to the Indemnified Party and if the Parties do not agree on the Indemnity Claim and the Amount Claimed within ten (10) Business Days from this notice, the Indemnity Claim will be subject to a final decision made in accordance with Section 10.3 below.

8.3.4.2
If the Indemnifying Party accepts liability in respect of the Indemnity Claim but accepts only a part of the Amount Claimed, such part of the Amount Claimed which is accepted shall be (i) paid to the Indemnified Party within fifteen (15) Business Days from the date of its written notice to the Indemnified Party if the Indemnified Party is the Purchaser; and (ii) reflected in calculation of the Deferred Purchase Price as envisaged by this Agreement if the Indemnified Party are the Sellers. That part of the Amount Claimed which is not accepted shall, if the Parties do not agree on it within ten (10) Business Days from the written notice of the Indemnifying Party, be subject to a final decision made in accordance with Section 10.3 below.

8.3.4.3
If the Indemnifying Party accepts the Amount Claimed or if any amount payable in respect of the Indemnity Claim is determined by a court decision, the amount so accepted or determined shall be (i) paid to the Indemnified Party as a payment pursuant to this Section 8 of this Agreement within fifteen (15) Business Days from the date of acceptance by the  Indemnifying party of the Indemnity Claim or from the date the court decision becomes enforceable; or (ii) reflected in calculation of the Deferred Purchase Price as envisaged by this Agreement upon acceptance thereof by the Purchaser or upon the court decision becoming enforceable. In the event there is any balance of the Indemnity Holdback Amount, any amount payable by the Sellers under Sections 8.3.4.2 and 8.3.4.3, such amount shall be released from the Escrow Account in accordance with this Agreement and Escrow Agreement.

8.3.5
In the event of any Indemnity Claim resulting from or in connection with any claim by a third party (a "Third Party Claim"), the Indemnifying Party shall be entitled, at its sole expense, either (i) to participate in defending against such claim or (ii) to assume the entire defense with counsel who is selected by it and who is reasonably satisfactory to the Indemnified Party, provided that (A) in respect of assumption of entire defense the Indemnifying Party agrees in writing that it does not and will not contest its responsibility for indemnifying the Indemnified Party in respect of such claim or proceeding; and (B) no settlement shall be made and no judgment consented to without the prior written consent of the Indemnified Party which shall not be unreasonably withheld, conditioned or delayed (except that no such consent shall be required if the claimant is entitled under the settlement to only monetary damages actually paid by the Indemnifying Party).

8.3.6
If, within ten (10) Business Days after receipt of an Indemnity Claim Notice, the Indemnifying Party fails to give the Indemnified Party written notice of the Indemnifying Party’s election to undertake the defense of the related Indemnity Claim, or the Indemnifying Party subsequently fails to diligently prosecute such defense, the Indemnified Party may defend in such manner as it reasonably deems appropriate or settle the claim (after giving notice thereof to the Indemnifying Party) on such terms as the Indemnified Party may deem appropriate, and the Indemnified Party shall be entitled to compensation for the Amount Claimed from the Indemnifying Party in accordance with this Section, including procedure under Clauses 8.3.3 and 8.3.4. above.

8.3.7	The Indemnifying Party shall not be liable for the Third Party Claim provided that circumstances of such a claim have been triggered and/or caused by the Indemnified Party and/or the Company.

8.3.8
Failure or delay by an Indemnified Party to give a reasonably prompt notice of any Indemnity Claim (if given prior to expiration of the applicable Survival Period) shall not release, waive or otherwise affect an Indemnifying Party's obligations with respect to the Indemnity Claim, except to the extent that the Indemnifying Party can demonstrate actual loss or prejudice as a result of such failure or delay. The Indemnified Party's right to be indemnified in respect of any Indemnity Claim shall cease to exist if such an Indemnity Claim has not been applied (including provision of necessary evidence of the Amount Clamed) hereunder before the end of applicable Survival Period.

9	Termination.

9.1	The contractual relationship constituted between the Parties by this Agreement may only be terminated for the following reasons:

9.1.1.	prior to the Closing Date, by mutual agreement of the Parties with effects from the date provided for therein,

9.1.2.
prior to the Closing Date, by a rescission of either Party, in case that the Closing Date fails to occur on or before 30 January 2009 (inclusive), unless such failure is the result of the default of the Party intending to rescind, with effects from the date of delivery of the rescission notice to the other Party, or

9.1.3.
 prior to the Closing by rescission of either Party, in case of a material breach of the obligations of the other Party arising under this Agreement or in case that any representation or warranty of the other Party is materially incorrect, incomplete or inaccurate whereas such breach results in the Purchaser's Loss or Compensation exceeding 15% of the total Purchase Price set out in Section 1.2 above, with effects from the date of delivery of a written rescission notice to the other Party. If the respective breach, incorrectness, incompleteness or inaccuracy can be remedied, the Party may rescind this Agreement only after the fruitless expiry of a period of thirty (30) Business Days after the delivery of a written request to the other Party that such breach be remedied.

9.2
For the avoidance of doubt, it is agreed that neither Party shall be entitled to rescind this Agreement or otherwise terminate its validity except as expressly provided in this Section 9 hereof, and the Parties exclude, to the maximum extent possible, the right of any Party to rescind or otherwise terminate this Agreement after the Closing Date. The application of all non-mandatory statutory provisions, in particular provisions of Sections 345(1,3), 346, 347, 349(3), 350, 356 and 436(1d) of the Commercial Code, which may otherwise give either of the Parties the right to rescind this Agreement, shall be excluded and these provision shall not apply to this Agreement. The Parties agree that the breach of this Agreement (including the Warranties or the Sellers' Warranties) does not entitle any Party to terminate this Agreement unless explicitly stated otherwise herein.

9.3
Rescission or termination of this Agreement shall be without prejudice to: (i) any claims on the part of the rescinding Party arising prior to rescission or termination; and (ii) Sections 6.8., 7., 10.2., 10.3., 10.4., 10.5., 10.8., 10.9., 10.10. and 10.11., which shall remain binding on the Parties.

10	Miscellaneous.

10.1	The Parent hereby guarantees the fulfillment by the Purchaser of its post-closing obligations hereunder, including but not limited to, the payment, if applicable, of the Deferred Purchase Price.

10.2
 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. None of the Sellers may assign or transfer any of his rights under this Agreement without the prior written consent of the Purchaser. The Purchaser may assign and transfer its rights under this Agreement at such times and upon such conditions as the Purchaser shall determine in its sole discretion in case of assignment and transfer to its affiliated person; assignment and transfer in any other cases shall be subject to a prior written consent of the Sellers (which will not be unreasonably withheld) and subject to each such permitted transferee or assignee shall be bound by the terms and conditions of this Agreement pursuant to a written instrument signed by such permitted transferee reasonably satisfactory to the Sellers.

10.3
Governing Law; Jurisdiction. This Agreement shall be governed by, construed, applied and enforced in accordance with the laws of the Czech Republic, except that no doctrine of choice of law shall be used to apply any law other than that of the Czech Republic, and no defense, counterclaim or right of set-off given or allowed by the laws of any other jurisdiction, or arising out of the enactment, modification or repeal of any law, regulation, ordinance or decree of any foreign jurisdiction, shall be interposed in any action hereon. All disputes arising from the present contract and in connection with it shall be finally decided by the relevant courts of the Czech Republic. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and subject to applicable law.

10.4
Set-off. Any Party may set off any of its obligations under this Agreement provided that such obligations are either accepted by the other Party or resolved according to the procedures defined in this Agreement.

10.5
Counterparts. This Agreement has been executed in ten (10) counterparts in English language, of which each of the Parties and the Escrow Agent shall receive one counterpart in English version, moreover the Purchaser shall receive three next counterparts, inter alia for purposes of proceeding before the Office. The Parties will share the cost of preparing an authorized translation of the Agreement to Czech. However in any case of a discrepancy, the English language version shall prevail.

10.6
Default Interest. If a Party defaults in the payment when due of any sum payable under this Agreement, it shall pay interest on that sum from the date on which payment is due until the date of actual payment at rate of 10 per cent p.a., which interest shall accrue from day to day and be compounded monthly.

10.7
Sellers; Payments. Where any obligation, Sellers' Warranty or undertaking in this Agreement is expressed to be made, undertaken or given by two or more of the Sellers jointly (e.g. all warranties regarding the Company), they shall be jointly and severally responsible in respect of it provided that no Seller will have to indemnify the Purchaser by a sum that is higher than what was his pro-rata share set out in Exhibit A in actually received Initial Purchase Price and Additional Purchase Price and subject to any other indemnity amount limitations set out in this Agreement. Where it clearly implies that a specific Sellers' Warranty or undertaking is being made, undertaken or given by each Seller individually (e.g. title for his shares or non competition covenant) then the other Sellers will not be responsible for breach of such obligation or warranty by the respective Seller breaching such warranty and/or covenant. Unless otherwise expressly stated or implies herein all payments to be made to, or, as the case may be, by, the Sellers under this Agreement are to be shared between the Sellers, or, as the case may be, made by the Sellers on a pro-rata basis as described in Exhibit A.

10.8
Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the Party to be notified or four (4) days after deposit with an internationally recognized courier service and addressed to the Party to be notified at the address indicated for such Party on the heading page hereof, or at such other address as such Party may designate by ten (10) days’ advance written notice to the other Parties, with a copy (which shall not constitute notice) to

10.8.1	in case of notices to the Sellers, a person, notified by the Sellers to other Party in accordance with this Section 10.8; and

10.8.2	in the case of notice to the Purchaser, a person, notified by the Purchaser to other Party in accordance with this Section 10.8.

10.9
Entire Agreement; Amendments and Waivers.  This Agreement, including the Schedules and Exhibits hereto and thereto as well as any other document explicitly referring to this Agreement and confirmed by the (i) the Sellers; and (ii) the Purchaser and/or the Parent as a document forming a part hereof constitutes the full and entire understanding and agreement between the Parties with regard to the subject hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of all the Parties.

10.10
Severability. In addition to section 6.7.2 if one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

10.11
Expenses. Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution, signature and performance of this Agreement and any documents related and executed pursuant thereto.

10.12
Attorneys’ Fees and Costs.  With respect to any dispute relating to this Agreement, or in the event that a suit, action, arbitration, or other proceeding of any nature whatsoever, including, without limitation, any proceeding under bankruptcy law, any action seeking a declaration of rights or a suit for rescission, is instituted to interpret or enforce this Agreement or any provision of this Agreement, except as otherwise provided herein, the prevailing Party shall be entitled to recover from the losing Party its reasonable attorneys’, paralegals’, accountants’, and other experts’ and professional fees and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith, as determined by the judge or arbitrator at trial or other proceeding, or on any appeal or review, in additional to all other amounts provided by law.

10.13
Independence of Covenants.  All covenants under this Agreement shall be given independent effect so that if a particular action or condition is not permitted by any one covenant, the fact that it would be permitted by another covenant, by an exception thereto, or would otherwise be within the limitations thereof, shall not avoid the occurrence of breach of this Agreement if such action is taken or condition exists.

10.14	Exhibits and Schedules. The following Exhibits and Schedules form an integral part of this Agreement:

Exhibit A – Sellers / Shares / Allocation of Purchase Price / Accounts
Exhibit B – Terms of Deferred Purchase Price Payment
Exhibit C – Schedule of Exceptions of Sellers
Exhibit D – Schedule of Exceptions of Purchaser
Exhibit E - Corporate Proceedings of the Company (Resolution of the Board of Directors of the Company, Copies of Cumulative Share Certificates)
Exhibit F - Shareholders Registry
Exhibit G – Agreed Form of Service Agreement
Exhibit H – Agreed Form of Escrow Agreement
Exhibit I – Integration Plan
Exhibit J – Purchaser's Policies

Signatures begin on the following page.

COUNTERPART STOCK PURCHASE AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PURCHASER:

For and on behalf of: NESS Czech s.r.o.

By:	/s/ Robert Nürnberger
Name: Robert Nürnberger
Title: Executive

By:	/s/ Mirko Kalous
Name: Mirko Kalous
Title: Executive

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COUNTERPART STOCK PURCHASE AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PARENT:

For and on behalf of: Ness Technologies BV

By:	/s/ Sachi Gerlitz
Name: Sachi Gerlitz
Title: Managing Director

By:	/s/ Ofer Segev
Name: Ofer Segev
Title: Managing Director

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COUNTERPART STOCK PURCHASE AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SELLERS:

/s/ Pavel Šťovíček	/s/ Pavel Endrle
Pavel Šťovíček	Pavel Endrle

/s/ Michal Hanus	/s/ David Dvořák
Michal Hanus	David Dvořák

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